UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(A)

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

521168 104

(CUSIP Number)

Wendy Kok

c/o SC China Holding Limited

Suite 2215, 22nd Floor, Two Pacific Place

88 Queensway Road, Hong Kong

(852) 2501 8989

With copies to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

(86) 10 6535 5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 3 of the Schedule 13D on behalf of Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Management I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited and Nan Peng Shen.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104	Page 2 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA I, L.P. (“SCC I”) IRS Identification No. 20-3514012
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 3 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA PARTNERS FUND I, L.P. (“SCC PTRS I”) IRS Identification No. 20-4387549
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 4 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA PRINCIPALS FUND I, L.P. (“SCC PRIN I”) IRS Identification No. 20-4887879
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 5 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA MANAGEMENT I, L.P. (“SCC MGMT I”) IRS Identification No. 20-3348112
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 6 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GROWTH FUND I, L.P. (“SCCGF I”) IRS Identification No. 26-0205433
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 7 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GROWTH PARTNERS FUND I, L.P. (“SCCGF PTRS I”) IRS Identification No. 98-0577548
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 8 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GF PRINCIPALS FUND I, L.P. (“SCCGF PRIN I”) IRS Identification No. 33-1190310
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 9 of 16

1	Name of reporting person SEQUOIA CAPITAL CHINA GROWTH FUND MANAGEMENT I, L.P. (“SCCGF MGMT I”) IRS Identification No. 26-0204337
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person PN

CUSIP No. 521168 104	Page 10 of 16

1	Name of reporting person SC CHINA HOLDING LIMITED (“SCC HOLD”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO

CUSIP No. 521168 104	Page 11 of 16

1	Name of reporting person SNP CHINA ENTERPRISES LIMITED (“SNP”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization BRITISH VIRGIN ISLANDS
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person OO

CUSIP No. 521168 104	Page 12 of 16

1	Name of reporting person NAN PENG SHEN (“NS”)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization HONG KONG SAR
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
13	Percent of class represented by amount in Row (11) 0
14	Type of reporting person IN

CUSIP No. 521168 104	Page 13 of 16

Preamble

Except as set forth in this Amendment No. 3 (this “Amendment”), the initial Schedule 13D that was filed on May 29, 2013, as amended and supplemented by the Amendment No. 1 to the initial Schedule 13D filed on March 18, 2014 and the Amendment No. 2 to the initial Schedule 13D filed on August 1, 2014 remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such previous Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached to the initial Schedule 13D filing, the Amendment No. 1 to the initial Schedule 13D, and the Amendment No.2 to the initial Schedule 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On October 22, 2014 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the Issuer (“EGM”) was held at the Issuer’s offices in Hong Kong. At the EGM, the Issuer’s shareholders voted to approve the Merger Agreement, among the Issuer, Parent and Merger Sub, pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Parent.

On December 2, 2014, the Issuer filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies on December 2, 2014, pursuant to which the Merger became effective on December 2, 2014. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly beneficially owned by the shareholders of Holdco.

At the effective time of the Merger, each Ordinary Share and ADS issued and outstanding immediately prior to the effective time of the Merger, other than the Ordinary Shares (including those represented by ADSs) beneficially owned by the Rollover Shareholders (collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $0.0812 per Ordinary Share in cash without interest and $4.06 per ADS in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 3, 2010, by and among the Issuer, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. There were no dissenting shares in the Merger as the Issuer did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights.

In addition, at the effective time of the Merger, each outstanding vested option to purchase Ordinary Shares or ADSs granted under the Issuer’s 2009 Share Incentive Plan and the Issuer’s 2010 Share Incentive Plan (the “Issuer Incentive Plans”) was cancelled and converted into the right to receive, at or promptly after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $0.0812 (in the case of an option to purchase Ordinary Shares) or $4.06 (in the case of an option to purchase ADSs) exceeded the exercise price per Share or ADS of such vested option. At the effective time of the Merger, each outstanding unvested option to purchase Ordinary Shares or ADSs granted under the Issuer Incentive Plans was cancelled for no consideration.

Upon the consummation of the Merger, the Issuer became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) beginning on December 2, 2014 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

CUSIP No. 521168 104	Page 14 of 16

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Other than the transaction described in Item 4 of this Amendment, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) December 2, 2014.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 3, 2014

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

By: Sequoia Capital China Management I, L.P., a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Management I, L.P.,

a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Growth Fund I, L.P.

Sequoia Capital China Growth Partners Fund I, L.P.

Sequoia Capital China GF Principals Fund I, L.P.

By: Sequoia Capital China Growth Fund Management I, L.P.,
a Cayman Islands exempted limited partnership
General Partner of Each

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

Sequoia Capital China Growth Fund Management I, L.P.,

a Cayman Islands exempted limited partnership

By: SC China Holding Limited, a Cayman Islands limited liability company
Its General Partner

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SC China Holding Limited,

a Cayman Islands limited liability company

By:	/s/ Wendy Kok
Name:	Wendy Kok
Title:	Authorized Signatory

SNP China Enterprises Limited

By:	/s/ Nan Peng Shen
Name:	Nan Peng Shen
Title:	Director

Nan Peng Shen

/s/ Nan Peng Shen
Name:	Nan Peng Shen